SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 24, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]        Form 40-F [   ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

     Yes  [   ]        No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: March 24, 2003.

www.grupoelektra.com.mx

Pays US$146 million of Debt and
Ps. 2,450 million of Securitization Program

Reduces Expensive Debt and Foreign Exchange Exposure

Future Needs to Be Met Largely with Internal Cash Flow

     Mexico City, March 24, 2003 – Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: Elektra*), Latin America’s leading specialty retailer, consumer finance and banking services company, announced today details of its financial strategy for 2003, including the pre-payment of the remaining US$105.6 million of its US$130 million syndicated loan (US$24.4 million were due and paid during January 2003); the payment of US$16 million due of its outstanding Euro commercial paper program and the full payment of its outstanding public securitization program for Ps. 2,450 million.

     Javier Sarro, Chief Executive Officer of Grupo Elektra, commented: “We feel positive that our financial strategy for 2003 will benefit all our stakeholders. Our main objectives in the short-term are to pre-pay expensive debt and to reduce our exposure to dollar-denominated liabilities.” He continued: “In the medium-term, we expect to achieve a net debt position of zero, which would match that of our global benchmark retailers.”

     The short-term objectives were met when Grupo Elektra paid off its US$130 million syndicated loan and the US$16 million portion due during the first quarter of the year of its outstanding Euro commercial paper. As a result of this, the consolidated dollar-denominated indebtedness of the company, excluding non-restricted subsidiaries, should decline by approximately US$150 million at the end of 1Q03 compared to year-end 2002. Furthermore, Grupo Elektra was able to accelerate and complete the anticipated amortization of its outstanding public securitization program representing an amount of Ps 2,450 million.

     The resources for the above-mentioned payments came largely from the cash position of the company, the issuance of debt in pesos for approximately Ps. 550 million and the sale of assets to Banco Azteca used for their day-to-day operations. These include furniture, computer and transportation equipment, and other assets. The price of this transaction was based on the market value of the assets as appraised by a qualified third party.

     “We expect further positive effects from our financial strategy for this year. First, our consolidated dollar-denominated indebtedness will decline by approximately US$150 million at the end of 1Q03 and is expected to further decline by the end of April. Second, we are reducing by 40% our foreign exchange exposure coming from our dollar-denominated debt. Third, we are reducing interest expenses for Grupo Elektra; and fourth, the separation of assets and elimination of inter-company agreements between the retail division and Banco Azteca fosters transparency,” said Rodrigo Pliego, Chief Financial Officer of Grupo Elektra. He concluded, “Future cash needs will be largely met with our internally generated resources or to a lesser extent with debt denominated in pesos, as required.”

     We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

     Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA Director of Investor Relations Grupo Elektra, S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 egalindez@elektra.com.mx	Bernardo Bouffier Investor Relations Grupo Elektra S.A. de C.V. Tel. +52 (55) 8582-7819 Fax. +52 (55) 8582-7822 bbouffier@elektra.com.mx